Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

October 21, 2022
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2022
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. (Eastern Standard Time, or EST) on Monday, November 28], 2022, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
To approve the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law;

(2)
To approve an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, as amended, that increases the Company’s authorized share capital from (i) 500,000 New Israeli Shekels, or NIS, consisting of 50,000,000 ordinary shares, par value NIS 0.01 per share, to (ii) NIS 900,000, consisting of 90,000,000 ordinary shares, par value NIS 0.01 per share;

(3)
To approve a reverse share split of the Company’s ordinary shares in a range of between 5:1 and 10:1, to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Company’s board of directors, or the Board, within 12 months of the Meeting, and to amend the Company’s Amended and Restated Articles of Association accordingly; and

(4)
To approve the compensation terms of Mr. Nachum (Homi) Shamir in his capacity as Chairman of the Board, as previously approved by the Board on August 18, 2022, effective as of the date of his appointment.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, October 21, 2022.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 1 (and, if Proposal 1 is not approved, Proposal 4 as well) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

• the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposal 1 (and, if Proposal 1 is not approved, Proposal 4 as well), a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

For purposes of the above special voting requirements, as far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposal 1 (and, if Proposal 1 is not approved, Proposal 4 as well). Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for Proposal 1 (and, if applicable, Proposal 4).

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. EST on Friday, November 25, 2022 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m., Israel time, on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Adv. Tami Fishman, email: tamif@mediwound.com, no later than Thursday, October 27, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, November 3, 2022, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website - at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, November 6, 2022, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely,

Mr. Nachum Shamir
Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2022

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the Notice of Extraordinary General Meeting of Shareholders, published by the Company on October 21, 2022. The Meeting will be held at 10:00 a.m. (Eastern Standard Time) on Monday, November 28, 2022, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about Monday, October 31, 2022.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, October 21, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
Approval of the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)
Approval of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association that increases the Company’s authorized share capital from (i) NIS 500,000, consisting of 50,000,000 ordinary shares, par value NIS 0.01 per share, to (ii) NIS 900,000, consisting of 90,000,000 ordinary shares, par value NIS 0.01 per share;

(3)
Approval of (i) a reverse share split of the Company’s ordinary shares in a range of between 5:1 and 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board, within 12 months of the Meeting, and (ii) an accompanying amendment to the Company’s Amended and Restated Articles of Association; and

(4)
Approval of the compensation terms of Mr. Nachum (Homi) Shamir in his capacity as Chairman of the Board as previously approved by the Board on August 18, 2022, effective as of the date of his appointment.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On October 15, 2022, we had 40,735,197 ordinary shares outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday October 21, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 1 (the re-approval of our Compensation Policy, as modified) (and, if Proposal 1 is not approved, Proposal 4 (the approval of the compensation terms of Mr. Nachum (Homi) Shamir, our Chairman of the Board) as well) requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of Proposal 1 (and, if Proposal 1 is not approved, Proposal 4 as well), a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposal 1 (and, if applicable, Proposal 4). Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for the purposes of Proposal 1 (and, if applicable, Proposal 4).

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 1 and 4. Failure to so inform us disqualifies a shareholder from participating in the vote on Proposal 1 and/or 4. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 1 and 4, and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Item 1A and Item 4A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposal 1 and Proposal 4, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 1 and Proposal 4, you should check the box “AGAINST” under each of Item 1A and Item 4A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 1 (and, if applicable, Proposal 4), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to us via email to tamif@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne, 8122745, Israel no later than 1:00 p.m., Israel time, on the date of the Meeting, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Standard Time on Friday, November 25, 2022.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 2 and 3 (and, if Proposal 1 is approved, Proposal 4 as well), and will be deemed to have abstained with respect to Proposal 1 (and, if Proposal 1 is not approved, Proposal 4 as well) (unless you confirm in Item 1A and/or Item 4A whether you are a controlling shareholder and possess a conflict of interest in the approval of Proposal 1 and/or Proposal 4, in which case your shares will be voted in favor of Proposal 1 and/or Proposal 4 as well).

You must remember to confirm in writing by indicating “FOR” under Item 1A and Item 4A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 and Proposal 4, respectively (or else check the box “AGAINST” under Item 1A and/or Item 4A if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Standard Time, on Wednesday, November 23, 2022 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Standard Time, on Friday, November 25, 2022, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (Friday, October 21, 2022).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of each of Proposal 1 and Proposal 4 (when submitting your voting instructions on that proposal); otherwise, your vote on that proposal will not be counted.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Monday, October 31, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of October 15, 2022, as of which date there were 40,735,197 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers

Stephen T. Wills	180,417	0.44%

Nachum Shamir	*	*

Ofer Gonen	12,957	0.03%

Assaf Segal	7,500	0.02%

Vickie R. Driver	89,791	0.22%

Nissim Mashiach	89,791	0.22%

Sharon Kochan	94,791	0.22%

David Fox	89,791	0.20%

Sharon Malka	426,756	1.05%

Boaz Gur-Lavie	72,269	0.17%

Lior Rosenberg(1)	2,007,640	4.92%

Ety Klinger	153,095	0.38%

Yaron Meyer	139,113	0.34%

All executive officers and directors as a group (12 persons)(2)	3,363,913	8.25%

Principal Shareholders (who are not Directors or Executive Officers)

Clal Biotechnology Industries Ltd. (CBI)(3)	10,975,140	26.94%

*	Less than 1%.

(1)
Shares beneficially owned consist of: (i) 147,114 ordinary shares held directly by Prof. Rosenberg; (ii) 150,321 ordinary shares issuable upon exercise of outstanding options and RSUs held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of October 15, 2022; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 2,013,749 ordinary shares held directly or indirectly by such executive officers and directors and 1,350,164 ordinary shares issuable upon exercise of outstanding options and RSUs that are currently exercisable or exercisable within 60 days of October 15, 2022.

(3)
CBI may be deemed to share voting and investment power over the 8,208,973 ordinary shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI also beneficially owns: (i) 2,688,250 ordinary shares, which include 5,585 ordinary shares issued as a result of cashless exercise of 66,667 options on September 3, 2022, (ii) 100,000 ordinary shares issuable upon exercise of options exercisable for $1.75 per share, which expire on June 29, 2025 (of which 66,666 options are vested) and (iii) 11,250 ordinary shares issuable upon exercise of options exercisable for $5.36 per share, which expire on June 15, 2026.

As reported on a Schedule 13G/A filed on September 26, 2022 by Access Industries Holdings LLC, each of Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“Access, LLC”), Access Industries Management, LLC (“AIM”), Clal Industries Ltd. (“Clad Industries”) and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by Clal Biotechnology Industries Ltd. (“CBI”) and Clal Life Sciences L.P. because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries, (viii) Clal Industries is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

PROPOSAL 1
APPROVAL OF RENEWED COMPENSATION POLICY

Background

As required under the Companies Law, our current Compensation Policy provides the guidelines as to the terms of employment and/or service, and the compensation arrangements, of all of our “office holders”, which, as defined in the Companies Law, includes our executive officers and directors.

The current version of our Compensation Policy went effective as of September 26, 2019 after it was approved by our shareholders at an extraordinary general meeting of shareholders on September 26, 2019, upon the recommendation of our Compensation Committee and the approval and recommendation of our Board. The text of the entire Compensation Policy served as Appendix A to the proxy statement for that shareholders meeting.

Under the Companies Law, our Compensation Policy must be reviewed by the Compensation Committee of our Board, and by our Board, from time to time. In addition, the Compensation Committee, followed by the Board (based on the recommendation of the Compensation Committee), followed by our shareholders, are each required to re-approve and re-adopt our Compensation Policy once every three years. Therefore, our current Compensation Policy required re-adoption by our shareholders on or prior to September 26, 2022. Because we did not hold the Meeting prior to that time, we did not approve any new compensation for our office holders after that time and prior to the re-adoption of the Compensation Policy at the upcoming Meeting.

Our Compensation Committee and Board reviewed our Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the Compensation Committee and the Board determined that each would like to maintain, for an additional three years, the detailed existing compensation arrangements for our office holders, as approved by our shareholders previously and as embedded in the current Compensation Policy, subject to certain modifications, as discussed below. The Board, in turn, based in part on the recommendation of the Compensation Committee, has reviewed and approved the proposed updated Compensation Policy as well. Each of the Compensation Committee and the Board recommends that our shareholders approve it at the Meeting. A copy of the renewed Compensation Policy is attached as Appendix A to this Proxy Statement. Text that has been added to, or modified in, the existing Compensation Policy appears as marked text. We urge you to review Appendix A in its entirety for the complete text of the renewed Compensation Policy.

The key proposed substantive updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows (the sections and/or articles of the updated Compensation Policy in which those updates appear are set forth in brackets):

•
The revised Compensation Policy provides detail with respect to what comprises variable compensation, including Annual Bonuses, Special Bonuses, Signing Bonuses, Relocation Bonuses, and equity-based compensation, and amends the percentage of these within the total compensation package. [Section 4.1]

•
The revised Compensation Policy also revises many of the benefits provided to align them with the practice of peer group companies rather than “market practice” and it adds more detailed provisions relating to (1) executive officers that are non-Israeli or in a geography other than Israel, (2) the calculation of the cash bonuses, (3) the calculation of Special Bonuses, and (4) non-compete grants [Section 7.2-7.3, Articles 9-10, 17, and Section 22.1.]

•
The revised Compensation Policy enables the Company to provide the CEO with up to 12 months of prior notice of termination and notes that such advanced notice may or may not be provided in addition to other payments or benefits provided. [Section 14.1]

•
The revised Compensation Policy links the coverage limit for D&O insurance to the greater of $40 million or 50% of MediWound’s market capitalization value at the time of approval/renewal of the insurance policy by the Compensation Committee. [Section 20.2]

•
The revisions to the Compensation Policy add a new section with respect to circumstances surrounding a change of control where the employment of an executive officer is terminated or adversely adjusted in a material way. The new terms enable us to provide an executive officer with certain rights with respect to the acceleration of vesting and extension of exercise periods relating to equity-based awards, as well as payment of an additional six months of base salary payments and benefits following the termination of employment (in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of the Compensation Policy), as well as a cash bonus (not to exceed 125% or 175% of annual base salary in the case of an executive officer other than the CEO, and for the CEO, respectively).  [Article 21]

The foregoing description is merely a summary of the notable updates to our Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the revised Compensation Policy.

If the Compensation Policy, as modified, is not approved by our shareholders in accordance with the required special majority under the Companies Law (as described below in this Proposal 1 under “Required Vote”), our Board may nevertheless approve it, provided that each of the Compensation Committee and the Board determines, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of it is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 1 at the Meeting:

“RESOLVED, that the revised Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated October 21, 2022, with respect to the Meeting, as approved by the Board of the Company following the recommendation of its compensation committee, be, and hereby is, approved and adopted in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the updated Compensation Policy of the Company requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting on Proposal 1. Abstentions and broker non-votes shall not be taken into account in the voting, and shall therefore have no effect on the vote. Under the Companies Law, the approval of the updated Compensation Policy furthermore requires that either:

(i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling, non-conflicted shareholders (i.e., non-controlling shareholders who also lack a “personal interest” as defined under the Companies Law, in the approval of the updated Compensation Policy) who are present in person or by proxy and who vote on the proposal; or

(ii) the total votes cast in opposition to the approval of the updated Compensation Policy by the non-controlling, non-conflicted shareholders does not exceed 2% of all of the voting power in our Company.

Please see the description above under “Vote Required for Approval of Each of the Proposals” concerning the requirement to check the box “FOR” in Item 1A of the proxy card or voting instruction form to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 1 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 1A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 1 but will not count towards or against the special majority required for its approval. If you do not complete Item 1A, your vote on Proposal 1 will not be counted at all.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the renewed Compensation Policy.

PROPOSAL 2
APPROVAL OF AMENDMENT TO THE ARTICLES TO INCREASE THE AUTHORIZED
SHARE CAPITAL

Background

Our Company’s authorized share capital is currently NIS 500,000, divided into 50,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each.

As of October 19, 2022, we had 40,735,197  total shares issued and outstanding. In addition, as of October 19, 2022, 2022, we had approximately 6,742,876  authorized ordinary shares reserved for issuance under our share incentive plans (which includes shares underlying outstanding options and RSUs, whether vested or not, that are already set aside for issuance under specific awards, as those are included within the shares reserved under those plans). Consequently, we have only 2,521,927  ordinary shares remaining available for future issuance that are not reserved under the foregoing plans.

As we previously reported on September 22, 2022, on that date, we entered into a securities purchase agreement (the “RD Securities Purchase Agreement”) with the several purchasers listed on the signature pages thereto (the “Purchasers”), for the offer and sale of 7,575,513 ordinary shares and 7,575,513 unregistered ordinary share warrants (the “Ordinary Warrants”) to purchase up to 7,575,513 ordinary shares (the “RD Ordinary Warrant Shares”) (the “RD Offering”). The sale of the Ordinary Shares was made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-265203) previously filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2022 and declared effective on June 3, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated September 22, 2022, filed with the SEC on September 23, 2022. The RD Offering closed on September 26, 2022, raising gross proceeds to us of approximately $13.26 million.

Pursuant to the RD Securities Purchase Agreement, the Ordinary Warrants have an exercise price of $1.925 per ordinary share. Because we do not have sufficient authorized share capital to enable the issuance of all the RD Ordinary Warrant Shares, the Purchasers agreed with us that the Ordinary Warrants will only become exercisable upon our receipt of shareholder approval to increase the number of our authorized ordinary shares from 50,000,000 to 90,000,000 (the “Authorized Share Increase Date”), pursuant to our Amended and Restated Articles of Association (those warrants will expire four (4) years from the Authorized Share Increase Date).

Concurrently with the signing of the RD Securities Purchase Agreement, we also entered into a securities purchase agreement (the “PIPE Securities Purchase Agreement ”) with the several purchasers listed on the signature pages thereto (the “PIPE Purchasers”), in connection with the offer and sale of 9,853,058 unregistered pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 9,853,058 ordinary shares (the “Pre-Funded Warrant Shares”) and 9,853,058 unregistered ordinary share warrants (the “PIPE Ordinary Warrants,”) to purchase up to 9,853,058 ordinary shares (the “PIPE Ordinary Warrant Shares,” and together with the Pre-Funded Warrant Shares the “PIPE Warrant Shares”) (the “PIPE”).  The Pre-Funded Warrants will have an exercise price of $0.001 per ordinary share and the PIPE Ordinary Warrants will have an exercise price of $1.925 per ordinary share and each will become exercisable upon the Authorized Share Increase Date, and will expire, in the case of the PIPE Ordinary Warrants, four (4) years from the Authorized Share Increase Date. The PIPE closed on October 6, 2022. The gross proceeds of the PIPE were approximately $17.24 million.

The RD Offering and the PIPE raised important financing that is necessary for our operations, and, in order to enable the Purchasers and PIPE Purchasers to exercise the Ordinary Warrants, Pre-Funded Warrants and PIPE Ordinary Warrants (as applicable) that they purchased, we are required to obtain shareholder approval for the increase in our authorized share capital pursuant to this Proposal 2. Furthermore, the Board believes that the small amount remaining of the number of authorized ordinary shares (beyond the number of shares requires to issue the shares underlying the foregoing categories of warrants) does not provide the Company with sufficient flexibility for its future financial and capital requirements, or for the pursuit of other potential business opportunities. In particular, we may in the future desire to conduct further issuances of ordinary shares in the ordinary course to fund operations, consistent with our historical practice of raising financing through various issuances.

In keeping with what was agreed upon in the RD Securities Purchase Agreement and the PIPE Securities Purchase Agreement, and in order to take proper advantage of favorable market conditions or to pursue such other opportunities, our Board recommends an increase in the number of ordinary shares that are authorized to be issued by 40,000,000, raising it from 50,000,000 ordinary shares to 90,000,000 ordinary shares, while concurrently increasing our authorized share capital from NIS 500,000 to NIS 900,000. The increase in the authorized share capital would be effected via the adoption of an amendment to Article 6 of the Articles, which sets forth the Company’s authorized share capital.

The additional shares would generally be available for issuance for these and other purposes at the discretion of our Board without, in most cases, the delays of arranging a special meeting of shareholders. To the extent required by the Companies Law or NASDAQ’s rules, we would, nevertheless, solicit shareholder approval in the event that we propose to issue ordinary shares in connection with a merger, significant acquisition or significant private placement.

Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares. However, if approved, the issuance of additional ordinary shares may, among other things, have a dilutive effect on all earnings per share and on all shareholders’ equity and voting rights. Furthermore, future sales of substantial amounts of our ordinary shares, or the perception that these sales might occur, could adversely affect the prevailing market price of our ordinary shares or limit our ability to raise additional capital.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to the Articles is adopted, it would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company. In particular, we would be able to use the additional ordinary shares to oppose a hostile takeover attempt or delay or prevent changes in control or management of the Company. Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The text of the proposed amendment to Article 6 of the Articles increasing the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting, is annexed to this proxy statement as Appendix B.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that an increase in the Company’s authorized share capital from (i) 500,000 New Israeli Shekels, or NIS, consisting of 50,000,000 ordinary shares, par value NIS 0.01 per share, to (ii) NIS 900,000, consisting of 90,000,000 ordinary shares, par value NIS 0.01 per share, to be implemented via the adoption of an amendment to Article 6 of the Company’s Amended and Restated Articles of Association of the Company, in the form attached as Appendix B to the Proxy Statement, dated October 21, 2022, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the amendment to the Articles increasing the authorized share capital requires the affirmative vote of shareholders holding ordinary shares representing a majority of the voting power represented at the Meeting in person or by proxy and voting thereon. Abstentions and broker non-votes shall not be taken into account in the voting, and shall therefore have no effect on the vote.

Two of our major shareholders, CBI and Lior Rosenberg, together with their affiliates that hold our ordinary shares, have entered into agreements in connection with the RD Offering and the PIPE in which they have agreed to vote all ordinary shares held by them in favor of this Proposal 3 to increase our authorized share capital. The beneficial ownership of each of CBI and Lior Rosenberg, together with entities affiliated with them, is set forth under “Security Ownership of Certain Beneficial Holders and Management” above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the amendment to our Articles to increase the authorized share capital.

PROPOSAL 3
REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES IN A RANGE
OF 5:1 UP TO 10:1, TO BE EFFECTED AT THE DISCRETION OF, AND AT SUCH RATIO AND
IN SUCH DATE AS SHALL BE DETERMINED BY, THE BOARD WITHIN 12 MONTHS OF
THE MEETING; AND AN ACCOMPANYINGAMENDMENT TO THE COMPANY’S ARTICLES

Background

Purpose and Effect of the Reverse Split

We are currently inhibited in our ability to attract institutional investors, due to the relatively low price of our ordinary shares, which causes an investment in the Company to be prohibited under certain compliance restrictions applicable to those investors.  A reverse share split in a range of between 5:1 and 10:1 (as described below) should result in a significantly higher market price per share, which should enable us to seek investments and related support from institutional investors, which we are currently lacking. Our Board believes that the anticipated increased price per share resulting from a reverse share split may generate additional interest and trading in our ordinary shares. The proposed reverse share split is not related to a potential delisting event.

We are therefore seeking approval of our shareholders for a reverse share split of our ordinary shares in a range of 5:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board (the “Reverse Split”), if so determined eventually; and to amend the Articles accordingly. If the Reverse Split is approved by our shareholders, then the Board will have the authority to decide whether to implement the Reverse Split and the exact ratio for the Reverse Split within the range. Following such determination, if any, by our Board, we will issue a press release announcing the effective date of the Reverse Split and will amend our Articles to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the number of issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio selected by the Board, and the par value per ordinary share will be increased proportionately (thereby leaving the total authorized share capital unchanged). If Proposal 2 is approved, the authorized share capital will consist of NIS 900,000, comprised of 90,000,000 shares of par value $0.01 per share. If this Proposal 3 is also approved, the authorized share capital would remain NIS 900,000, but the number of authorized ordinary shares would be reduced, from 90,000,000, par value NIS 0.01 each, to:

•	18,000,000, par value NIS 0.05 each, in the case of a 5:1 reverse share split;

•	9,000,000, par value NIS 0.1 each, in the case of a 10:1 reverse share split; or

•	Some number between 9,000,000 and 18,000,000 (with par value between NIS 0.05 and NIS 0.1), in the case of a ratio that is somewhere between 10:1 and 5:1.

The number of outstanding ordinary shares would be decreased proportionately with the decrease in the number of authorized ordinary shares if this Proposal 3 is approved.

In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants— including the Ordinary Warrants, Pre-Funded Warrants and PIPE Ordinary Warrants issued pursuant to the RD Offering and the PIPE— will be adjusted pursuant to the terms of the respective warrants, with the number of ordinary shares issuable upon exercise decreased, and the exercise price per underlying share increased, proportionately to the Reverse Split ratio. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2003 Israeli Share Option Plan and the 2014 Equity Incentive Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the related amendments to the Articles, the Company’s ordinary shares may be less attractive to investors, including professional investors, institutional investors and the general investing public. This could negatively impact our ability to secure additional financing. Accordingly, the Board recommends that our shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board and announced by the Company, and to authorize the Company to amend the Articles accordingly.

The approval of each of Proposals 2 and 3 is not conditioned on the approval of the other such proposal.

Implementation of Reverse Split

If our shareholders approve the Reverse Split and our Board decides to effectuate the Reverse Split, each block of 5 to 10 (depending on the Reverse Split ratio) ordinary shares issued and outstanding will be reclassified and changed into one fully paid and nonassessable ordinary share of the Company. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares. No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, any fractional shares that would otherwise result from the Reverse Split will be rounded up to the nearest whole number of Ordinary Shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the Reverse Split will be lower than before the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the ordinary shares prior to the Reverse Split, or the Old Shares, were, and the ordinary shares after the Reverse Split, or the New Shares, will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company, or PFIC, status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

Based on our current estimates of our gross income and the estimated fair market value of our gross assets and the nature of our business, we do not believe that the Company was a PFIC for the taxable year ended December 31, 2021, and we do not believe that we will be a PFIC for the taxable year ending December 31, 2022. However, the Company’s actual PFIC status for the current taxable year or any subsequent taxable year is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the Company’s status as a PFIC for the taxable year ending December 31, 2022, or any subsequent taxable year. If the Company is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split if the Company were treated as a PFIC.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

THE U.S. CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares in a range of 5:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board, within 12 months of the date of the shareholders' meeting; and to amend the Company’s Amended and Restated Articles of Association accordingly.”

Required Vote

The approval of the Reverse Split (and an accompanying amendment to the Articles) requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

Our Board unanimously recommends a vote FOR the reverse share split of the Company’s ordinary shares in a range of 5:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by the Board (if so determined); and an accompanying amendment to the Company’s Articles.

PROPOSAL 4
APPROVAL OF COMPENSATION OF NEW CHAIRMAN OF THE BOARD

Background

Under the Companies Law, the terms of service of a director of a public company require the approval of the compensation committee, board of directors and shareholders.

On August 8, 2022, the Board approved the appointment of Mr. Nachum (Homi) Shamir, as our Chairman of the Board. Prior to joining MediWound, Mr. Shamir most recently served as Chairman, President, CEO of Luminex Corporation (LMNX) prior to its acquisition in 2021 by DiaSorin for $1.8 billion. Mr. Shamir was President and CEO at Given Imaging (GIVN) from 2006 until its acquisition in 2014 by Covidien PLC (now Medtronic) for $1 billion. Prior to that, he was Corporate Vice President of Eastman Kodak and President of Eastman Kodak Transaction and Industrial Solutions Group. Mr. Shamir joined Eastman Kodak from Scitex Corporation where he held various executive positions, including President and CEO, prior to its acquisition in 2004 by Eastman Kodak for $262 million. Mr. Shamir has held senior management positions at various international companies, mainly in the Asia Pacific regions. He currently is a Board Member at Strata Skin Sciences (SSKN) and Chairman at Cactus Acquisition Corp. (CCTS). His previous board appointments include Cogentix Medical (CGNT), which was acquired in 2018 by Laborie Medical Technologies for $214 million, and Invendo Medical GmbH, which was acquired in 2017 by Ambu for €225 million. Mr. Shamir holds a Bachelor of Science from the Hebrew University of Jerusalem and a Masters of Public Administration from Harvard University.

Following the approval of the appointment of Mr. Shamir, the Compensation Committee and Board approved a compensation package for him, which is being brought to our shareholders for approval pursuant to this Proposal 4. The components of the proposed compensation for Mr. Shamir are as follows:

•	Annual director fee: $100,000 (regardless of the number of meetings or actions by written consent of the Board in a given year), to be paid in equal installments on a quarterly basis.

•	Committee Service Fee: according to his membership in the Board Committees and the Company’s customary service fee for attending Board’s committee’s meetings.

•	Equity Grant: Equity grant of options to purchase 200,000 ordinary shares, under our 2014 Share Incentive Plan (the “2014 Plan”). The terms of each such equity grant will be as follows:

o	Grant date: August 17, 2022.

o	Vesting schedule: Options vest annually over three years, in three equal installments, the first of which is the first anniversary of the Board approval of the grant

o	Options term: The options expire on the tenth anniversary of the grant date.

o
Exercise price of options: The average closing sales price per share of our ordinary shares on The Nasdaq Stock Market over the 30 trading day period prior to the grant date. The exercise price is payable either in cash or in a cashless manner.

o
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of our 2014 Plan) and the termination of the grantee’s employment or service with the Company or its affiliates without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any of the options that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon, such event.

o	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan.

•
Long Term Incentive Plan – Mr. Shamir will be entitled to participate in future annual equity grants, according to the terms and conditions of the long-term incentive plan, which were adopted by the Board, and subject to the approval of the Company’s competent corporate bodies.

•	Reimbursement of Expenses: Reimbursement of traveling and accommodation expenses according to the Company’s policies and subject to the law.

•
Indemnification, Exculpation and Insurance: Entitlement to be included under the Company’s D&O insurance coverage and to receive from the Company indemnification and exculpation letters in the Company’s customary form.

As to the equity component of Mr. Shamir’s proposed compensation, our Compensation Committee and our Board considered Mr. Shamir’s equity interest in our Company, the alignment of his interest with those of our Company and the desire to incentivize his performance. Including ordinary shares underlying the options to be granted, Mr. Shamir will hold 0.35% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his importance to our Company and his role as Chairman of the Board of our Company. Our Compensation Committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to the Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment, effective as of the date of his appointment, of the compensation package for our Chairman of the Board, Mr. Nachum (Homi) Shamir, that is described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the compensation package for our Chairman of the Board is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4 (excluding abstentions and broker non-votes).

As described above (under “Vote Required for Approval of Each of the Proposals”), to the extent that our revised Compensation Policy is not approved pursuant to Proposal 1, the approval of Proposal 4 will require, in addition to an ordinary majority, a special majority, whereby either:

(i) the foregoing ordinary majority includes at least a majority of the voting power of the non-controlling, non-conflicted shareholders (i.e., non-controlling shareholders who also lack a “personal interest” as defined under the Companies Law, in the approval of our Chairman of the Board’s compensation) who are present in person or by proxy and who vote on the proposal; or

(ii) the total votes cast in opposition to the approval of our Chairman of the Board’s compensation by the non-controlling, non-conflicted shareholders does not exceed 2% of all of the voting power in our Company.

Please see the description above under “Vote Required for Approval of Each of the Proposals” concerning the requirement to check the box “FOR” in Item 4A of the proxy card or voting instruction form to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 4 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 4A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 4 but will not count towards or against the special majority required for its approval. If you do not complete Item 4A, your vote on Proposal 4 will not be counted at all.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposed compensation for our Chairman of the Board, Mr. Nachum (Homi) Shamir.

ADDITIONAL INFORMATION

Our Annual Report on Form 20-F for the year ended December 31, 2021, which, among other things, describes our business and contains our audited consolidated financial statements for the fiscal year ended December 31, 2021, was filed with the SEC on March 17, 2022. That document is available for viewing and downloading on the SEC’s website at www.sec.gov as well as at the Investor Relations section of our Company’s website at www.mediwound.com.

Our Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing or furnishing reports with or to the SEC. Our reports to the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.
Yavne, Israel October 21, 2022	By order of the Board of Directors: Mr. Nachum Shamir Chairman of the Board of Directors

APPENDIX A

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

MEDIWOUND LTD.

(As adopted by the shareholders on ~~September 26, 2019~~ ___________)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of MediWound Ltd. (“MediWound” or the “Company”), in accordance with the requirements of the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of MediWound’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance MediWound’s value and otherwise assist MediWound to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to MediWound’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, MediWound’s directors.

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as MediWound’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of MediWound (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

The Compensation Committee shall administer this Policy. Subject to the terms and conditions of this Policy and any mandatory provisions of applicable law, and in addition to the Compensation Committee’s powers provided elsewhere in this Policy and under the Companies Law, the Compensation Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following:

•	interpret the Policy;
•	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and
•	determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

2.	Objectives

MediWound’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced and/or talented leaders who will contribute to MediWound’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding and modeling MediWound’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of MediWound’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with MediWound’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual ~~excellency~~excellence and corporate performance; and

2.6.	To maintain consistency in the ~~way~~manner in which Executive Officers are compensated.

This Compensation Policy was prepared taking into account the Company’s nature, size and business and financial characteristics.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary (as described in Section 6 below);

3.2.	Benefits (including any of the benefits described in Section 7 below);

3.3.	Cash bonuses (including any bonuses described in Sections 8 through 10 below);

3.4.	Equity-based compensation (as described in Sections 12 and 13 below);

3.5.	Change of control provisions;

~~3.5.~~3.6.	Retirement and termination terms (as described in Sections 14 through 16 below);

~~3.6.~~3.7.	Exculpation, indemnification and insurance (as described in Sections 18 and 19 below); and

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of ~~annual cash bonuses~~cash bonuses (annual bonus under Section 9 and Special Bonus, Signing Bonus and Relocation Bonus under Section 10) and equity-based compensation, which equity-based compensation shall be valued based on the fair value thereof on the date of grant, to be apportioned over the vesting period on a linear basis) in an Executive Officer’s total compensation package in a given fiscal year. The balance between Fixed Compensation and Variable Compensation is meant to, among other things, appropriately incentivize Executive Officers to meet MediWound’s short-term and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total Variable Compensation of each Director or Executive Officer shall not exceed ~~67~~90% of the total compensation package (i.e., the total of Variable Compensation plus Fixed Compensation) of such Director or Executive Officer on an annual basis. For the sake of clarity, for purposes of determining the total compensation package in a given fiscal year, additional compensation elements, such as other (non-annual) bonuses under Section 10, adjustment-period compensation and/or retirement bonuses, granted in accordance with Sections 14 and 15 below, and the value of D&O liability insurance coverage (provided pursuant to Section 19 below), shall be excluded from both Variable Compensation and Fixed Compensation.

4.3.
It should be clarified that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, MediWound’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of MediWound’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in MediWound were examined and will continue to be examined by MediWound from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in MediWound.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows MediWound to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the Company, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to MediWound’s ability to attract and retain highly skilled professionals, MediWound will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in MediWound’s industry that are similar in their characteristics to MediWound, as much as possible, while considering, among other factors, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel or globally~~).~~), which all shall be reviewed and approved by the Compensation Committee and Board. To that end, MediWound shall utilize as a reference, comparative market data and practices, which may include, among other tools, a compensation survey that compares and analyzes the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages ~~of officers~~for persons at other companies in the peer group who are in similar positions (to that of the relevant officer.). Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. When determining the base salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, the base salary and total compensation package of comparable Executive Officers in the Company, the ratio between the Executive Officer’s compensation package and the salaries of other employees in the Company and specifically the median and average salaries, and the effect that such ratio may have on work relations in the Company. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.
~~The~~Several of the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements~~.~~, provided, however, that any benefits listed below that are discretionary shall be determined in accordance with MediWound's policies and procedures. It shall be clarified that the list below is an open list and MediWound (subject to the applicable required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to applicable law and to MediWound’s policies and procedures:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.
Monthly remuneration for a study fund, as allowed by applicable law and with reference to MediWound’s practice and the ~~common market~~ practice in peer group companies (including contributions on bonus payments);

7.1.5.	Medical insurance, in accordance with ~~market~~the practice in peer group companies and applicable law;

7.1.6.
Contribution on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to MediWound’s policies and procedures and the ~~common market~~ practice in peer group companies (including contributions on bonus payments);

7.1.7.
Contribution on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to MediWound’s policies and procedures and ~~to~~ the ~~common market~~ practice in peer group companies.

7.1.8.	Periodic medical examination;

7.1.9.	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance;

7.1.10.	Travel benefits, including travel insurance;

7.1.11.
Telecommunication and electronic devices and communication expenses, including cellular ~~telephone~~and land line telephones and other devices, personal computer/laptop, internet, etc. or the value of the use thereof;

7.1.12.	Paid vacation, including, if applicable, the redemption thereof;

~~7.1.13.~~	~~Sick days;~~

~~7.1.14.~~7.1.13. Holiday and special occasion gifts;

~~7.1.15. Recuperation pay;~~

~~7.1.16.~~7.1.14. Expense reimbursement, including reimbursement of business travel (including a daily stipend when traveling) and other business related expenses;

~~7.1.17.~~7.1.15. Payments or participation in perquisites;

~~7.1.18.~~7.1.16. COBRA (for US employees);

~~7.1.19.~~7.1.17. Change-of-control provisions;

~~7.1.20.~~7.1.18. Loans or advances (to the extent permitted under applicable law);

~~7.1.21.~~7.1.19. Professional or academic courses or studies;

~~7.1.22.~~7.1.20. Newspaper or online subscriptions;

~~7.1.23.~~7.1.21. Professional membership dues or subscription fees;

~~7.1.24.~~7.1.22. Professional advice or analysis (such as pension, insurance and tax);

7.1.23.	~~Expense coverage for relocation or repatriation to another geography, as well as~~Other benefits generally provided to Company employees (or any applicable affiliate or division); and

7.1.24.	Other benefits or entitlements mandated by applicable law.

~~7.1.25.~~
7.3 7.2  Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).In the event of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living ~~due to relocation/repatriation, such as~~. Such benefits may include reimbursement for out of pocket, one-time payments, and other ongoing expenses, such as a housing allowance, a car allowance, ~~and~~ home leave visit~~;~~, etc.

~~7.1.26.1.1.1. Other benefits generally provided to Company employees (or any applicable affiliate or division); and~~

~~7.1.27.1.1.1. Other benefits or entitlements mandated by applicable law.~~

~~7.2.~~7.4
The benefits that may be provided to Executive Officers under Sections 7.~~1.26~~2 and 7.~~1.27~~3 above shall be determined based on the relevant jurisdiction in which an Executive Officer is employed and the methods described in Section ~~7~~6.2 of this Policy (with the necessary changes and adjustments).

C. Cash Bonuses

~~8.~~8	Annual Cash Bonuses - The Objective

~~8.1.~~8.1
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with MediWound’s objectives and business goals. It introduces a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results ~~or performances~~ (such as the Company’s achievement of goals and/or milestones), ~~as well as~~in addition to other factors that the Compensation Committee and Board may determine, including individual performance.

~~8.2.~~8.2
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account MediWound’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum qualitative or quantitative thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. Under special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in MediWound’s business environment, a significant organizational change, a significant corporate event such as a material strategic commercial transaction, investment/fundraising, an M&A event, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year~~.~~ or may modify payouts following the conclusion of the year.

~~8.3.~~8.3
In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer ~~a full~~an annual cash bonus (which may or ~~a prorated one~~may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

~~8.4.~~8.4	The actual annual cash bonus to be ~~awarded~~paid to Executive Officers shall be approved by the Compensation Committee and the Board.

~~9.~~9	Annual Cash Bonuses - The Formula

~~9.1.~~9.1
The annual cash bonus of MediWound’s Executive Officers will be based on performance objectives determined by the Compensation Committee (and, if required by law, by the Board) and/or (to the extent permitted under the Companies Law) a discretionary evaluation by the CEO of the Executive Officer’s (other than the chief executive officer (the ~~"~~“CEO~~")~~”) overall contribution to the Company and/or its affiliates. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on overall company performance measures, such as receipt of regulatory approvals, attainment of milestones, execution of distribution agreements, meeting the Company’s budget, and financial and operational results, and may further include divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives, promotion of strategic targets, promotion of innovation, productivity indices, cost savings, compliance with corporate governance rules and regulatory requirements~~.~~ and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs..

~~9.2.~~9.2
The annual target cash bonus payable to an Executive Officer (other than the CEO) for a certain year shall be up to ~~ten (10~~six (6) months’ of such Executive Officer’s base salary for the specific year. The Compensation Committee and the Board will set at the beginning of each calendar year the target cash annual bonus.

9.3
The maximum annual cash bonus, including for overachievement performance, that an Executive Officer (other than the CEO) will be entitled to receive for any given fiscal year, will not exceed 125% of such Executive Officer’s annual base salary.

9.4
The annual cash bonus of MediWound’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by MediWound’s Compensation Committee (and, if required by law, by the Board) and will be based on company and personal objectives.

~~9.3.~~9.5
The less significant part of the annual cash bonus granted to MediWound’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7	The maximum annual cash bonus (including for overachievement performance) that the CEO will be entitled to receive for any given fiscal year, will not exceed 150% of his or her annual base salary.

~~10.~~10	Special Bonuses
10.1
MediWound may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances or special recognition in case of retirement), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). A Special Bonus payable to an Executive Officer for a certain year shall ~~be up to four (4) months’ of such Executive Officer’s base salary for the specific year. A Special Bonus shall not count towards the limit on annual cash bonus amounts awarded pursuant to Section 9 above~~not exceed 100% of such officer's annual base salary. A Special Bonus, together with any annual bonus paid under Section 9 above, shall not exceed 150% of the Executive Officer’s annual base salary. Additionally, a Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2
Signing Bonus. MediWound may grant a newly recruited Executive Officer a signing bonus.  Any such signing bonus shall be granted and determined at the Compensations Committee's  discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3
Relocation/ Repatriation Bonus. MediWound may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 50% of the Executive Officer’s annual base salary.

~~11.~~11	Compensation Recovery (“Clawback”)
~~11.1.~~11.1
In the event of an accounting restatement, MediWound shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid ~~under~~based on the financial statements, as restated, provided that a claim is made by MediWound prior to the third anniversary ~~of~~following the ~~fiscal year- end~~filing of ~~the~~such restated financial statements.

~~11.2.~~11.2	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

~~11.2.1.~~11.2.1	The financial restatement is required due to changes in the applicable financial reporting standards; or

~~11.2.2.~~11.2.2	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

~~11.3.~~11.3
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

~~12.1.~~12.1
The equity-based compensation for MediWound’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of MediWound and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

~~12.2.~~12.2
The equity-based compensation offered by MediWound is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan(s) as may be updated from time to time.

~~12.3.~~12.3
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board ~~or unless provided otherwise in the Company’s equity incentive plan(s),~~, grants to Executive Officers (excluding for these purposes non-employee directors) shall vest as follows: 25% of an award shall vest on the first anniversary of the grant date, and 6.25% of the award shall vest at the end of each subsequent three-month period, provided that the Executive Officer remains continuously employed for that quarter, over the course of the following three years of continued employment. Performance based incentives shall vest upon the Executive Officer achieving measurable performance objectives. The exercise price of options shall be determined in accordance with MediWound’s equity incentive plan(s).

~~12.4.~~12.4
All other terms of the equity awards shall be in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, ~~extend~~make modifications to such awards consistent with the terms of such incentive plans, including by extending the period of time for which an award is to remain exercisable and ~~make~~making provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

~~13.1.~~13.1
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

~~13.2.~~13.2
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed, together with all other Variable Compensation, the ~~ratio~~percentage of the total compensation package  specified in section 4.2 above.

~~13.3.~~13.3
The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of MediWound’s ordinary shares on or around the time of the grant or according to acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advance Notice Period

14.1
MediWound may provide to an Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of: up to ~~six (6) months~~twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. The foregoing notice period shall not be available to an Executive Officer that has not served at least one year as an Executive Officer of the Company. Such advance notice may or may not be provided in addition to other payments or benefits provided under Sections 15 through 17 below, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to such other payments or benefits, and vice versa.

14.2
During the advance notice period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company has waived the Executive Officer’s services to the Company during the advance notice period and paid the amount payable in lieu of notice, plus the value of benefits.

15.	Adjustment Period

MediWound may provide to an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, an additional adjustment period of up to six (6) months during which the Executive Officer may be entitled to continue to receive any or all compensation elements, and to continue to vest with respect to his/her equity-based compensation. That maximum six (6) months’ adjustment period is conditioned on an Executive Officer having served in the Company for at least one year.

16.	Additional Retirement and Termination Benefits

MediWound may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, MediWound may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with MediWound for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

~~17.~~18.	Limitation Retirement and Termination of Service Arrangements
The total non-statutory payments under Sections 14-~~16~~17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by ~~twelve (12).~~twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

~~18.~~19.	Exculpation

MediWound may exempt its directors and Executive Officers, including directors and Executive Officers who are affiliated ~~to~~with MediWound's controlling shareholder, in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis MediWound, to the fullest extent permitted by applicable law.

~~19.~~20.	Insurance and Indemnification

~~19.1.~~20.1
MediWound may indemnify its directors and Executive Officers, including directors and Executive Officers who are affiliated to MediWound's controlling shareholder, to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and MediWound, all subject to applicable law and the Company’s articles of association.

~~19.2.~~20.2
MediWound will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers, including directors and Executive Officers who are affiliated to MediWound's controlling shareholder, as follows:

~~19.2.1.~~	~~The annual premium to be paid by MediWound shall not exceed 2% of the aggregate coverage of the Insurance Policy;~~

~~19.2.2.~~20.2.1
The limit of liability of the insurer (i.e., the insurance coverage), including under a Side A DIC (Difference in Conditions) insurance policy shall not exceed ~~$40 million~~the greater of $40 million or 50% of market capitalization value at the time of approval/renewal of the Insurance Policy by the Compensation Committee; and

~~19.2.3.~~20.2.2
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering MediWound’s exposures, the scope of coverage and the market conditions, and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

~~19.3.~~20.3
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), MediWound shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

~~19.3.1.~~	~~The limit of liability of the insurer shall not exceed $40 million;~~

~~19.3.2.~~20.3.1	The premium for the run-off period shall not exceed 300% of the last paid annual premium; and

~~19.3.3.~~20.3.2
The “run off” Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of ~~cover~~coverage and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

~~19.4.~~20.4	MediWound may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:
~~19.4.1.~~20.4.1	The additional premium for such extension of liability coverage shall not exceed 30% of the last paid annual premium; and

~~19.4.2.~~20.4.2
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of ~~cover~~coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

~~G~~G. Arrangements upon Change of Control

21.
The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1	Acceleration of vesting of outstanding options or other equity-based awards;

21.2
Extension of the exercise period of equity-based grants for MediWound’s Executive Officers for a period of up to one (1) year, in the case of an Executive Officer other than the CEO, and two (2) years, in the case of the CEO, following the date of termination of employment;

21.3
Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy; and

21.4	A cash bonus not to exceed 125% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 175% in case of the CEO.

H. Board of Directors Compensation

~~20.~~22.	The following compensation shall be paid to MediWound's Board members:

~~20.1.~~22.1
All of MediWound’s non-employee Board members shall be entitled to annual and per-meeting compensation. Alternatively, MediWound’s Board members may receive only an annual payment with respect to their services on the Board and additional annual payments for serving on Board committees and as chairperson of the Board or its committees~~,~~ (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership), without regard to their participation in meetings of the Board or its committees. A Board member’s annual cash fee (per calendar year) shall not exceed $150,000 plus VAT.

~~20.2.~~22.2
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, including the “relative compensation” track for external directors provided under those regulations.

~~20.3.~~22.3
Notwithstanding the provisions of ~~Sections 20.1 and 20.2 above~~Section 22above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the ~~maximal~~maximum amount allowed under Section ~~20.1 and/or the amount prescribed under Section 20.2.~~ 22.

~~20.4.~~22.4
Each non-employee member of MediWound’s Board, may be granted annual equity-based compensation. The maximum equity award annual compensation value on the date of grant for each equity- based compensation shall preserve the ~~ration~~ratio between the fixed component and the variable component, as set forth in section 4.2.

~~20.5.~~22.5
Unless provided otherwise with respect to a specific grant, annual equity-based compensation granted to a non-employee member of the Board shall generally vest and become exercisable in three equal annual installments on the first, second and third anniversaries of the grant date, and shall have a term expiring ~~five~~ ten years from the date of grant, unless earlier terminated in accordance with MediWound’s equity incentive plan(s).

~~20.6.~~22.6
All other terms of the equity awards shall be in accordance with MediWound’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, ~~extend~~make modifications to such awards consistent with the terms, including by extending the period of time for which an award is to remain exercisable and to make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

~~20.7.~~22.7	In addition, members of MediWound’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

~~20.8.~~22.8	It is hereby clarified that the compensation (and limitations) stated under Section ~~G~~ H will not apply to directors who serve as Executive Officers.

H. Miscellaneous

~~21.~~23.
Nothing in this Policy shall be deemed to grant any of MediWound’s Executive Officers, directors, or employees or any third party any right or privilege in connection with their employment ~~by~~or service with the Company~~.~~ nor deemed to require MediWound to provide any compensation or benefits to any person. Such rights and privileges shall be governed by the respective personal employment agreements or other separate compensation arrangements entered into between MediWound and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

~~22.~~24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association. This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

25.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO alone, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

~~23.~~26.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, MediWound may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of MediWound and none of the provisions thereof are intended to provide any rights or remedies to any person other than MediWound.

APPENDIX B

MediWound Ltd.
Fourth Amendment
to the
Amended and Restated Articles of Association

Effective as of November 28, 2022

Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of MediWound Ltd. (the “Company”), which were adopted by the Company effective as of March 25, 2014 (the “Articles”), as previously amended.

Article 6 of the Articles is hereby amended in its entirely to state as follows:
“6. The share capital of the Company shall consist of NIS 900,000 divided into 90,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).”